02028021

# ZURICH
FINANCIAL SERVICES

BY COURIER

Securities and Exchange Commission
Office of International Corporate Finance
Judiciary Plaza
450 Fifth Street, N.W.
USA - Washington, D.C. 20549

SUPPL

RECEIVED
MAR 25 2002

Your reference File No. 82-5089

Our reference

Date March 21, 2002

**Zurich Financial Services / File No. 82-5089;**
**Information furnished to maintain Rule 12g 3-2 (b) exemption**


Zurich Financial Services

Mythenquai 2
P.O. Box
8022 Zurich
Switzerland

Phone +41 (0)1 625 25 25
http://www.zurich.com

Direct Phone +41 (0) 625 22 56
Direct Fax +41 (0) 625 36 06
irene.klauer@zurich.com


Dear Sirs

Enclosed herewith please find the English version of the following press releases:

- "Disappointing year. Progress made in repositioning for profitable growth.
- "Key figures for the Year ending 31 December 2001" dated March 21, 2002.

Should there be any queries or comments please do not hesitate to contact us.

Yours sincerely
Zurich Financial Services
Legal Departement

Irene Klauer

Enclosure

PROCESSED
APR 10 2002
THOMSON
FINANCIAL

3/29

*News Release*



ZURICH
FINANCIAL SERVICES

Zurich Financial Services Group (Zurich) reports 2001 results

**Disappointing year. Progress made in repositioning for profitable growth.**

Zurich Financial Services
Media and Public Relations

Mythenquai 2
P.O. Box
8022 Zurich
Switzerland

Phone +41 (0)1 625 21 00
Fax +41 (0)1 625 26 41
media.info@zurich.com
http://www.zurich.com

- IAS loss of USD 387 million
- Normalized net income of USD 348 million
- IAS premium income up 14% to USD 35 billion
- Total premium volume up 12 % to USD 56 billion
- Strategic repositioning of the Group
  - Announced USD 5 billion in divestments
  - Strengthened distribution in key markets

Zurich, 21 March 2002 – As previously announced on March 11 Zurich Financial Services Group recorded an IAS net loss of USD 387 million for 2001 and achieved normalized net income of USD 348 million. The Board of Directors will propose a dividend of CHF 8 per share at the Annual Meeting of Shareholders on May 16.

Rolf Hüppi, Chairman and CEO of Zurich Financial Services said:

"We are disappointed by the poor underwriting and operating results in 2001. Along with the entire industry, our Group was adversely affected by the events of September 11 and by weak equity markets. These developments overshadowed the significant progress made in repositioning the Group. Zurich has a portfolio of strong businesses and is well positioned to take advantage of favorable conditions in life and non-life, but remains cautious in light of the uncertain risk environment and economic conditions.

**Repositioning of the Group**

In 2001, Zurich has made significant progress in repositioning the Group to focus on core businesses with a high potential for profitable long-term growth.

ZURICH
FINANCIAL SERVICES

The Group is working towards closing the sale of Zurich Scudder Investments to Deutsche Bank and the acquisition of 75.9% of Deutscher Herold Group and 100% of Deutsche Bank's life insurance operations in Italy, Spain and Portugal. These acquisitions position Zurich well to benefit from the favorable growth prospects for the life insurance and pension businesses in Continental Europe.

Zurich also announced the formation of a strategic distribution agreement with Deutsche Bank. This will give access to one of the largest retail banking networks on the Continent and provide banking and asset management products to Zurich customers.

In December, Zurich completed the initial public offering of Converium, fulfilling the Group's commitment to exit the third-party reinsurance business and enabling it to re-deploy its capital to other areas of growth.

These and other divestitures, which will amount to some USD 5 billion, exceed the original USD 4 billion target. During 2001 Zurich reduced its senior and subordinated debt by more than USD 1 billion.

**Shareholders' equity**

Shareholders' equity at 31 December 2001 was USD 17.7 billion. The USD 2.9 billion decline was caused primarily by a USD 2.5 billion reduction in unrealized capital gains.

**Premium income**

Gross written premiums and policy fees increased by 14% from USD 30.4 billion to USD 34.8 billion. Total gross premium volume, including policy

fees, life insurance deposits and the premiums written by the Farmers P&C Group, grew by 12% to USD 56.2 billion.

**Non-life**

Zurich grew its non-life gross premiums by 23% in local currencies to USD 23.3 billion in 2001. Improved market conditions led to strong rate increases in the United States and United Kingdom.

Normalized income declined to USD 105 million reflecting USD 222 million of after tax insurance losses relating due to September 11 and adverse reserve developments from prior years in US operations. These events led to the combined ratio increasing to 111%. The expense ratio benefited from efficiency initiatives and improved by 1.6 percentage points.

**Life**

Life insurance gross written premiums and policy fees increased by 14% to USD 7.8 billion. Total life insurance gross written premiums and deposits recorded strong growth, up 13% in local currencies to USD 17.9 billion. On an annual premium equivalent basis, new business was up 10% in local currencies at USD 2 billion, which demonstrates the Group's distribution strength in key markets. The average new business margin declined to 4.1%. IAS net income decreased 36 % to USD 621 million, primarily as a result of weak equity markets, which affected both the level of realized capital gains and also the level of fees earned on deposits and technical reserves.

**Farmers**

Premiums written by the Farmers P&C Group Companies grew in excess of 8% as they continued to benefit from rate increases and expansion into the Eastern States. Management fees for Farmers Group, Inc (Farmers) increased 6 % and the operating margin improved as a result of actions to reduce costs. IAS reported net income at Farmers was lower at USD 501 million, reflecting a reduction in investment income as a result of the USD 1.1 billion special dividend paid in late 2000 to partially fund share unification. Net income before investment result increased 9% from the prior year.

**Centre, Banking and Zurich Capital Markets**

IAS net income for Centre was USD 101 million. Excluding the impact of September 11 claims of USD 60 million after tax, Centre increased underlying IAS net income by 23% to USD 161 million, demonstrating its strength in structured risk financing. Zurich Capital Markets (ZCM) continued to grow rapidly, particularly in its managed assets business. Net income grew by 95% to USD 117 million.

**Reinsurance**

The reinsurance segment, which is discontinued, reported a loss of USD 460 million. This is after recording a capital gain of USD 298 million on the sale of Converium. This result also includes USD 424 million in after tax losses related to September 11 claims.

**Corporate**

Other operating and administrative expenses were reduced by 27% or USD 266 million, partly due to a substantial reduction of Group Head Office expenses by USD 141 million. The overall Corporate result of USD -1,312 million suffered from lower realized and unrealised gains (USD -587 million) and higher interest expense on debt (USD 111 million).

Notes to the editor:

- The Zurich Financial Services Group introduced the concept of earnings based on normalized capital gains ("normalized net income") with the announcement of 1999 results, to increase the transparency of the underlying business performance by replacing the actual volatile realized capital gains with long term normalized gains. Normalized gains are calculated by applying a rate of 7.5% to the Group's equity portfolio and 0.5% to the bond portfolio. Normalized net income is additional, non-audited information. The published IAS accounts continue to be based on actual realized capital gains.

- Farmers Group, Inc. (Farmers), a wholly-owned subsidiary of the Zurich Financial Services Group, provides management services to the Farmers Insurance Exchange, Fire Insurance Exchange and Truck Insurance Exchange, their respective subsidiaries, Farmers Texas County Mutual Insurance Company, Foremost County Mutual Insurance Company and Foremost Lloyds of Texas (the Farmers P&C Group Companies). The Zurich Financial Services Group has no ownership interest in the Farmers P&C Group Companies. Farmers receives a fee for its services, which is based on the gross earned premiums of the Farmers P&C Group Companies, but is otherwise not directly affected by the underwriting results of the Farmers P&C Group Companies.

- Total premium volume includes insurance deposits and the premiums of the Farmers P&C Group Companies. Both insurance deposits and the premiums of the Farmers P&C Group Companies cannot be reported as revenues under the Zurich Financial Services Group's accounting policies, which conform to US Generally Accepted Accounting Principles (US GAAP) for insurance products.

ZURICH
FINANCIAL SERVICES

The Zurich Financial Services Group (www.zurich.com) provides its customers solutions in the areas of financial protection (non-life insurance and structured solutions) and asset gathering (life insurance and asset management). The Group focuses its activities on its key markets of North America, UK and Continental Europe. Founded in 1872, Zurich is headquartered in Zurich, Switzerland. It has offices in more than 60 countries and employs approximately 70,000 people.

For further information please contact:
Zurich Financial Services, Media and Public Relations
8022 Zurich, Switzerland
Phone +41 (0)1 625 21 00, Fax +41 (0)1 625 26 41
http://www.zurich.com

File No. 82-5089

ZURICH
FINANCIAL SERVICES

## Zurich Financial Services Group:
## Key figures for the Year ending 31 December 2001

(extract from unaudited accounts)

in USD millions unless noted

| | 2001 | 2000 (restated) | change |
|---|---|---|---|
| Gross written premiums, policy fees, insurance deposits, and premiums written by the Farmers P&C Group Companies (excluding Farmers Re and other Group companies)1 | 56,194 | 50,044 | 12 % |
| Gross written premiums and policy fees | 34,764 | 30,410 | 14 % |
| Net written premiums and policy fees | 28,848 | 25,523 | 13 % |
| Farmers management fees and other related revenue | 1,690 | 1,589 | 6 % |
| Asset management fee income | 1,417 | 1,548 | - 8 % |
| Net investment income, realized and unrealized capital gains and losses recognized in income | 6,644 | 8,477 | - 22 % |
| Operating income | - 215 | 3,151 | - 107 % |
| IAS net (loss) / income | - 387 | 2,316 | - 117 % |
| - Non-life Insurance | 102 | 1,514 | - 93 % |
| - Life Insurance | 621 | 965 | - 36 % |
| - Asset Management | -29 | 51 | - 157 % |
| - Farmers Management Services | 501 | 559 | -10 % |
| - Capital Markets & Banking | 89 | 80 | 11 % |
| - Centre | 101 | 131 | - 23 % |
| - Reinsurance - discontinued | - 460 | 103 | - 547 % |
| - Corporate | -1,312 | -1,087 | - 21 % |
| Normalized net income | 348 | 2,067 | - 83 % |
| IAS fully diluted earnings per share (in CHF) | - 7.80 | 46.04 | - 117 % |
| Normalized fully-diluted earnings per share (in CHF) | 7.00 | 41.09 | - 83 % |
| Dividends per share (in CHF) | 8.00 | 17.15 | - 53 % |
| Net Non-life Insurance combined ratio (in %) | 111.0 | 104.2 | 6.8 pts |
| Employees | 76,630 | 72,930 | 5 % |
| Total investments | 123,648 | 125,479 | - 1% |
| Net underwriting reserves | 94,710 | 98,353 | - 4 % |
| Shareholders' equity | 17,742 | 20,665 | -14 % |
| Total assets under management | 403,448 | 440,360 | - 8 % |

[1] This includes the gross written premiums of the Farmers P&C Group Companies, which, net of reinsurance to Group companies, totaled USD 11,387 million in 2001 and USD 10,800 million in 2000. Reinsurance written by Farmers Re and other Group companies has been eliminated to avoid "double counting". The total number also includes life investment deposits collected from policyholders that are not recorded as premiums under the accounting policies adopted by the Group.

Zurich, March 20, 2002